April 29, 2015

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Majesco Amendment No. 1 to Registration Statement on Form S-4 Filed April 1, 2015 File No. 333-202180

Dear Ms. Mills-Apenteng:

We are submitting this letter on behalf of our client, Majesco (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 21, 2015 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”), as submitted to the SEC on March 31, 2015 and Amendment No. 2 to the Registration Statement, which is being filed concurrently with this response (the “Amended Registration Statement”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended Registration Statement. All page number references in the Company's responses are to page numbers in the Amended Registration Statement.

Under separate cover you will shortly be receiving tape-bound printed copies of the Amended Registration Statement marked to show changes from the Registration Statement. We are happy to provide additional copies if desired.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Summary

Majesco Reorganization, page 13

1.          You state that the India-based offshore insurance-related business of Mastek has not yet been transferred to Majesco. Please disclose here that Majesco’s financial statements have been prepared assuming that this transfer has already occurred.

The Company has revised p.14 of the Amended Registration Statement to include the required disclosure.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro-Forma Condensed Combined Financial Information, page 137

2.          Your response to prior comment 14 indicates that fluctuation in the valuation of Cover- All may be material prior to closing, which would result in increase/decrease to the resulting goodwill balance. Please revise to include an additional pro forma presentation which provides a sensitivity analysis that gives effect to the range of possible results (i.e., increase/decrease to goodwill). Refer to Rule 1 1-02(b)(8) of Regulation S-X.

The Company has revised p.133 of the Amended Registration Statement to include a sensitivity analysis of the impact on goodwill of a 10% and 5% increase or decrease in the market price of the Cover-All stock.

Note 3. Pro-Forma Adjustments

h) Restructuring expenses, page 141

3.          In response to prior comment 15, we note that you removed the pro-forma adjustment pertaining to the restructuring charges recognized in the Statements of Operations of Cover-All from the Unaudited Pro-Forma Condensed Combined Statement of Operation for the year ended March 31, 2014. However, we note that the “Restructuring Charges” line item still includes the reference to Note No. 3(h). Please revise to remove the reference.

The Company has revised p.134 of the Amended Registration Statement to remove the reference to Note No. 3(h).

Cover-All’ s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 168

4.          We note that you revised the direct margin on page 168 for fiscal year 2013 and 2012 in response to prior comment 19. However, the total revenue and cost of revenues does not net to the revised direct margin. Please revise.

The Company has revised p.168 of the Amended Registration Statement to correct the information.

5.          We note that you revised the disclosure on page 168 to include the amortization of capitalized software for fiscal year 2013 and 2012 in response to prior comment 20. However, the total operating expense does not reflect the change. Please revise.

The Company has revised p.168 of the Amended Registration Statement to correct the information.

6.          We also note that the changes you made in the table on page 168 were not reflected in the operating income (loss), income (loss) before income taxes, and net (loss) income. Please revise.

The Company points out that as a result of the revisions made in response to Comments #4 and 5 above, no further changes need to be made to the operating income (loss), income (loss) before income taxes, and net (loss) income amounts on p.168 and 169.

Management of the Combined Company Following the Merger, page 175

7.          Please update your executive compensation disclosure, including the director compensation and summary compensation tables for Majesco, for the fiscal year ended March 31, 2015, Majesco’s most recently completed fiscal year. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretation Question 117.05. In addition, given that the fiscal year-ends differ for Majesco and Cover-All, please ensure that each table specifies the fiscal year-end (i.e., month, day, year) when referring to either company’s fiscal year-end.

The Company has revised the executive compensation disclosure of Majesco in the Amended Registration Statement to update it for the fiscal year ended March 31, 2015.

Management of the Combined Company following the Merger

Related Person Transactions, page 185

8.          We note your response to prior comment 21. Please tell us what consideration you gave to filing the purchase agreement with respect to MSS India.

The transfer of the India-based offshore insurance software-related business is governed by the terms of the Scheme of Arrangement by and among Mastek Limited, Majesco, MSS India and their respective shareholders and creditors. This Scheme of Arrangement has been filed as Exhibit 10.32 to the Amended Registration Statement.

Majesco Financial Statements

Notes to Combines Financial Statements

Note 2. Summary of Significant Accounting Policies

k. Revenue and cost recognition, page F-1 1

9.          We note your response to prior comment 25 that you established vendor-specific objective evidence (VSOE) of fair value for post-contract support (PCS) based on historical renewal rates. Please tell us more about your methodology for establishing VSOE including how you determined the renewal rates are substantive. In this regard, please provide the price range of renewal rates provided to your customers, the percentage of PCS arrangements that fall within this price range and what percentage of your customers actually renew at such rates. Also, describe various factors that affect your VSOE analysis including, but not limited to, customer type, geographic region and purchase volume. Please also provide similar information related to your establishment of VSOE for your hosting services based on your response to prior comment 27.

The Company establishes vendor-specific objective evidence (“VSOE”) of post contract customer support (“PCS”) and hosting services based upon the renewal rates which are specified in each contract pursuant to ASC 985-605-25-67 (“Stated Renewal Approach”). The Company believes that since the customer has the right to purchase these services on a stand-alone basis in subsequent periods, the renewal rates establish VSOE of fair value for those services. In accordance with ASC 985-605-55-75, since VSOE of PCS related services and hosting services have been established the remaining development and implementation services in multiple element arrangements are accounted for separately from the balance of the arrangement (“residual method”) and is accounted for utilizing contract accounting. Post contract customer support and hosting services are provided to Customers pursuant to multi-year agreements.

Renewal rates are  provided in each customer contract.  The Company considers the renewal rates to be “substantive” based upon the following:

a)  the renewal rates are based upon the Company’s historical pricing practices. Generally, fees are increased for the  renewal term on the basis of (i) Consumer Price Index (CPI) or (ii) an agreed upon percentage  (typically not exceeding 5%) ; and

b) the Company’s historical practice indicates that the actual renewal rates agree with the renewal rates in the initial related contract and not subject to discounting or renegotiation.

The Company does not stratify their software arrangement population by class of customers or geography, or other attributes. The Company believes that its pricing practices, which are based upon standard contractual terms applied consistently across all software arrangements, is an acceptable model to determine VSOE.

The Company evaluates each customer contract for adherence to Company pricing policies and required contractual terms and conditions prior to closing.  Customer contracts are maintained using contract management software to assist in the monitoring and approval process. In each of fiscal 2013 and 2014, the Company entered into less than 100 customer contracts for software licenses and related professional services, and hosting services.

10.         Your response to prior comment 25 states that you will expand the disclosure to incorporate the requirements under 985-605-50 for multiple-element arrangements in future Exchange Act filings. Please revise to include this information in your next amendment to the Form S-4.

The Company advises the Staff that p. 144 and Note 2(K) to the Combined Financial Statements included in the Amended Registration Statement contains the following revised revenue recognition disclosure which addresses comments 25 and 27 previously raised by the Staff:

Revenue Recognition

Revenues are recognized when all of the following general revenue recognition criteria are met:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a written contract signed by both the customer and management prior to the end of the reporting period.

•	Delivery or performance has occurred. The Group’s software product has met the milestones contained in the software development contract, professional services are rendered, and any customer acceptance provisions have been satisfied.

•	Fees are fixed or determinable. Fees from customer arrangements are generally at a contractually fixed price or based upon agreed upon time and material rates.

•	Collectability is probable. Collectability is assessed on a customer-by-customer basis, based primarily on creditworthiness as determined by credit checks and analysis, as well as customer payment history. If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

License revenues are not accounted separately from software services revenues as professional services are essential to the software functionality and include significant modification or customization to or development of the underlying software code. Since these software arrangements do not qualify as a separate unit of accounting, the software license revenues are recognized using the percentage of completion method. When contracts contain multiple software and software-related elements (for example, software license, maintenance and professional services) wherein Vendor-Specific Objective Evidence ("VSOE") exists for all undelivered elements, we account for the delivered elements in accordance with the "Residual Method." VSOE of fair value for post-contract customer support services is established by a stated renewal rates charged in stand-alone sales. VSOE of fair value of hosting services is based upon stand-alone sales of those services.

Time and Material Contracts — Professional services revenue consists primarily of revenue received for assisting with, support, and other professional consulting services. Substantially all of our professional services arrangements are billed on a time and materials basis and, accordingly, are recognized as the services are performed. If there is significant uncertainty about the project completion or receipt of payment for professional services, revenue is deferred until the uncertainty is sufficiently resolved. Payments received in advance of rendering professional services are deferred and recognized when the related services are performed. Work performed and expenses incurred in advance of invoicing are recorded as unbilled receivables.

Fixed Price Contracts — For arrangements that do not qualify for separate accounting for the license and professional services revenues, including arrangements that involve significant modification or customization of the software, that include milestones or customer specific acceptance criteria that may affect collection of the software license fees or where payment for the software license is tied to the performance of professional services, software license revenue is generally recognized together with the professional services revenue using the percentage-of-completion method. Under the percentage-of completion method, revenue recognized is equal to the ratio of costs expended to date to the anticipated total contract costs, based on current estimates of costs to complete the project. If there are milestones or acceptance provisions associated with the contract, the revenue recognized will not exceed the most recent milestone achieved or acceptance obtained. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized in the current period.

We also enter into multiple element revenue arrangements in which a customer may purchase a combination of a software license, hosting services, maintenance, and professional services. For multiple element arrangements that contain non-software related elements, for example our hosting services, we allocate revenue to each element based upon VSOE of the undelivered elements, we account for the delivered elements in accordance with the “Residual Method.” VSOE of fair value for the hosting, maintenance, and other post-contract customer support services ("PCS”) is established by a stated renewal rate charged in stand-alone renewals of each type of PCS.

Revenue is shown net of applicable service tax, sales tax, value added tax and other applicable taxes. The Group has accounted for reimbursements received for out of pocket expenses incurred as revenues in the combined Statement of Operations.

11.         Your response to prior comment 27 states that you will expand the disclosure in future Exchange Act filings. Please revise to include this information in your next amendment to the Form S-4.

The Company refers the Staff to the response to Comment No. 10 above which also addresses this Comment No. 11.

Note 14. Income Taxes, page F-23

12.         Your response to comment 29 states that undistributed earnings that are indefinitely reinvested relates to non-U.S. subsidiaries only. However, your disclosure on page F-26 states that you have not provided income taxes on undistributed earnings of U.S. subsidiaries that are indefinitely reinvested. Please revise to correct this inconsistency in your disclosure.

The Company has revised the disclosure in Note 14 to the Combined Financial Statements on p.F-26 of the Amended Registration Statement as requested.

13.         Your response to prior comment 30 states that you will expand the disclosure to adhere to the requirements of ASC 740 in future Exchange Act filings. Please revise to include this information in your next amendment to the Form S-4.

The Company has revised the disclosure in Note 14 to the Combined Financial Statements on p.F-26 of the Amended Registration Statement as requested.

Note 15. Employee Stock Option Plan, page F-26

14.         Your response to prior comment 31 states that you will disclose the following in future Exchange Act filings: the use of the simplified method, the reason why it was used; which stock options were valued using this method if all stock options were not valued using this method and the periods it was used if it was not used in all periods; and the additional disclosure requirements under ASC 718. Please revise to include this information in your next amendment to the Form S-4.

The Company has revised the disclosure in Note 15 to the Combined Financial Statements on p. F-28 of the Amended Registration Statement as requested.

Cover-All Technologies Inc. Financial Statements

Notes to Consolidated Financial Statements

Note (1) Summary of Significant Accounting Policies

Capitalized Software Development Costs, page F-57

15.         We note your response to prior comment 32. Considering ASC 985-20-45-1 requires such costs to be classified as cost of sales or similar expense category, please revise to reclassify the amortization of capitalized software development costs from Operating Expenses-Amortization of Capitalized Software to Cost of Revenues-Licenses, or alternatively, present such costs as a separate line item under cost of revenues

Cover-All has adopted the provisions of Staff Accounting Bulletin Topic 11(B) (“Depreciation and Depletion Excluded from Cost of Sales”) (“Topic 11”) with regard to the classification of depreciation and amortization of capitalized software. Per Topic 11, the Company has revised p.134, 135, 168 and F-52 of the Amended Registration

Statement to parenthetically disclose that the Cost of Revenues-Licenses is exclusive of amortization of software which is shown separately. Majesco has not historically capitalized any costs of software to be sold, leased or otherwise marketed.

**********************************

The Company is aware of its obligations under the Securities Act of 1933, as amended, as they relate to the Amended Registration Statement and acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the Company’s registration statement on Form S-4, as amended, effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to your comments to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 808-2745.

Sincerely,

/s/ Valérie Demont

Valérie Demont

cc:   Via E-Mail

Farid Kazani, Majesco

Lori Stanley, Esq., Majesco

Ann Massey, Cover-All Technologies Inc.

David Weiss, Esq., Epstein Becker & Green, P.C.

Michael Pescatore, MSPC Certified Public

Accountants and Advisors, P.C.